UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.    )*

Advanced Emissions Solutions, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

00770C101

(CUSIP Number)

McIntyre Julian Alexander

c/o Arq Limited
30A Brook Street
London W1K 5DJ
United Kingdom

+44-7824-443808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00770C101

1.	Name of Reporting Person McIntyre Julian Alexander
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,868,811 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,868,811 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,811 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.97% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Pursuant to Rule 13d-4, the Reporting Person, expressly disclaims beneficial ownership of the securities reflected herein except to the extent of such Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

CUSIP No. 00770C101

1.	Name of Reporting Entity Allard Services Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,855,860 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,855,860 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,860 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.92% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

CUSIP No. 00770C101

1.	Name of Reporting Persons Stannard Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,951 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,951 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,951 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.05% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Advanced Emissions Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8051 E. Maplewood Avenue, Suite 210 Greenwood Village, Colorado. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

This Schedule 13D is filed by Mr. Julian Alexander McIntyre (the “Reporting Person”), a citizen of the United Kingdom, whose principal occupation is an entrepreneur and investor, and a director of Arq Limited, a company incorporated under the laws of Jersey (“Arq”). The principal business address for the Reporting Person is c/o Arq Limited, 30A Brook Street London W1K 5DJ, United Kingdom. During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4, the Reporting Person, expressly disclaims beneficial ownership of the securities reflected herein except to the extent of such Reporting Person’s pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of any securities covered hereby.

This Schedule 13D is also filed by Allard Services Limited (“Allard”) and Stannard Limited (“Stannard”, and together, the “Reporting Entities”) pursuant to their agreement to the joint filing of this Schedule 13D with the Reporting Person, filed herewith as Exhibit 3 (the “Joint Filing Agreement”).

The business address of each of the Reporting Entities is 36 Hope Street, Douglas, Isle of Man, IM1 1AR. Each of the Reporting Entities is organized under the laws of the Isle of Man.

Positions at Allard:

Name	Position	Citizenship	Principal Occupation
Gillian Norah Caine	Director	UK	Senior Administrator
Victoria Anne Reynolds	Director	UK	Accountant
Michael Mark Durkin	Alternate Director	UK	Accountant

Allard is owned by Tanwood Limited and Garwood Limited (Isle of Man companies) and hold their securities in trust for the Reporting Person.

Positions at Stannard:

Name	Position	Citizenship	Principal Occupation
Anthony John Doyle	Director	UK	Accountant
Susan Christine Cubbon	Director	UK	Senior Administrator
Michael Mark Durkin	Alternate Director	UK	Accountant

Stannard is owned by Tanwood Limited and Garwood Limited (Isle of Man companies) and hold their securities in trust for the Reporting Person’s spouse.

None of the Reporting Entities has been convicted in a criminal proceeding during the last five year period prior to the date hereof.

None of the Reporting Entities has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five year period prior to the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

On February 1, 2023, the Issuer entered into a Securities Purchase Agreement with Arq, pursuant to which the Issuer acquired all of the direct and indirect equity interests of Arq’s subsidiaries in exchange for consideration consisting of (i) 3,814,864 shares of Common Stock, and (ii) 5,294,462 shares of Series A Convertible Preferred Stock (“Preferred Stock”), par value $0.001 per share, of the Issuer (together, the “Transaction”).

Following the Transaction, Arq undertook a buyback of its own shares (the “Buyback”) as a means of distributing the Common Stock and Preferred Stock that were the proceeds of the sale.

In the Buyback, Arq’s shareholders sold in the aggregate 90% of their ordinary shares in Arq and received in the aggregate 9.78 shares of Common Stock and 11.44 shares of Preferred Stock as consideration for every 1,000 ordinary shares in Arq sold (rounded down to the nearest whole share). Allard Services Limited received 658,736 shares of Common Stock and 770, 546 shares of Preferred Stock. Stannard Limited received 6,425 shares of Common Stock and 7,515 shares of Preferred Stock.

In addition, on February 1, 2023, the Issuer entered into subscription Agreements with, among else, the Reporting Entities (the “Subscribers”) pursuant to which the Subscribers subscribed for and purchased shares of Common Stock at a price per share of $4.00 (the “PIPE Investment”). Allard Services Limited purchased 1,197,124 shares of Common Stock and Stannard Limited purchased 6,526 shares of Common Stock, using cash and working capital.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person (together with the Reporting Entities) holds the securities of the Issuer for investment purposes with a view to increase the Issuer’s value and provide synergy. The Reporting Person became a member of the Issuer’s Board following the Transaction.

The Reporting Person receives compensation for service as a non-management director of the Issuer consistent with the compensation generally provided to other non-management directors, as determined by the Issuer’s board.

Except as set forth above, the Reporting Person and the Reporting Entities have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 2 and in Item 3 of this Statement, and the information in the cover pages, is incorporated herein by reference.

(a)(b) All calculations of beneficial ownership percentage in this Statement are made on the basis of 26,824,773 shares of the Issuer’s Common Stock outstanding as of February 2, 2023.

Allard is the beneficial owner of 1,855,860 shares of Common Stock of the Issuer, constituting 6.92% of the issued and outstanding shares of Common Stock of the Issuer. Stannard is the beneficial owner of 12,951 shares of Common Stock of the Issuer, constituting 0.05% of the issued and outstanding shares of Common Stock of the Issuer.

The Reporting Person, by virtue of his relationship with and interests in the Reporting Entities, may be deemed to control the Reporting Entities and consequently share the beneficial ownership of the foregoing 1,868,811 shares of Common Stock beneficially owned by the Reporting Entities, including the right to jointly direct the voting of, and disposition of, such shares.

(c) Except as reported in this Statement, the Reporting Person and the Reporting Entities have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person was nominated to the Issuer’s board following the transaction, whereby the Issuer agreed to increase the size of the Issuer’s board to seven directors and appoint the Reporting Person and others to the Issuer’s board.

As part of the Transaction, the Reporting Entities, among others, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer. The Registration Rights Agreement provides that as promptly as practicable following the closing, but no later than 150 days after the consummation of the Transaction, the Issuer will file a registration statement registering the resale of the shares of Common Stock received by Arq and other Subscribers. The Issuer will also use commercially reasonable efforts to have such registration statement declared effective as soon as practicable following the filing thereof.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the text of the Registration Rights Agreement, which is filed as Exhibit 1 to this Statement.

On February 1, 2023, the Issuer entered into a PIPE Investment agreement with, among else, the Reporting Entities. The PIPE Investment agreement is filed as Exhibit 2 to this Statement.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Registration Rights Agreement

Exhibit 2	Form of PIPE Agreement

Exhibit 3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

/s/ McIntyre Julian Alexander
McIntyre Julian Alexander

Allard Services Limited

By:	/s/ Victoria Anne Reynolds
Name:	Victoria Anne Reynolds
Title:	Director

Stannard Limited

By:	/s/ Anthony John Doyle
Name:	Anthony John Doyle
Title:	Director